

P.O. BOX 738 - MARIETTA, OHIO - 45750

www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 20, 2021

Contact: Katie Bailey

Chief Financial Officer and Treasurer

(740) 376-7138

PEOPLES BANCORP INC. DECLARES
QUARTERLY DIVIDEND

MARIETTA, Ohio - The Board of Directors of Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) declared a quarterly cash dividend of $0.36 per common share on July 19, 2021, payable on August 16, 2021, to shareholders of record on August 2, 2021.

This dividend represents a payout of approximately $7.1 million. Based on the closing stock price of Peoples' common shares of $28.69 on July 16, 2021, the quarterly dividend produces an annualized yield of 5.02%.

Peoples is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples has been headquartered in Marietta, Ohio since 1902 and has an established heritage of financial stability, growth and community impact. As of June 30, 2021, Peoples had $5.1 billion in total assets, 89 locations, including 76 full-service bank branches in Ohio, West Virginia and Kentucky.

Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing) and Peoples Insurance Agency, LLC.

END OF RELEASE